Cabaire LLC

Dba JackBe

Financial Statements with Independent Accountant's Review Report

For the Years Ended December 31, 2021 and 2020

Cabaire LLC
Dba JackBe

Table of Contents
For the Years Ended December 31, 2021 and 2020

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management of
Cabaire LLC dba JackBe

We have reviewed the accompanying financial statements of Cabaire LLC dba JackBe, which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in owner's equity, and cash flows for the fiscal years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with income tax basis of accounting. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principals generally accepted in the United States of America.

Arledge & Associates, P.C

Edmond, Oklahoma
September 22, 2022

Cabaire LLC
Dba JackBe
Balance Sheet
As of December 31, 2021 and 2020

	2021	2020
ASSETS		
Current assets		
Cash	$ 1,293,822	$ 132,112
TOTAL ASSETS	$ 1,293,822	$ 132,112
OWNER'S EQUITY		
Common stock	1,957,996	200,000
Retained earnings	(67,888)	-
Current earnings	(596,286)	(67,888)
TOTAL OWNER'S EQUITY	$ 1,293,822	$ 132,112

See accompanying notes to financial statements

Cabaire LLC
Dba JackBe
Income Statement
For the years ended December 31, 2021 and 2020

	2021	2020
OPERATING EXPENSES		
Bank fees	$ 6	$ 10
Computer hardware	-	1,299
Employee	50	-
Food expense	3,060	-
Insurance - office	-	411
Marketing and branding	52,745	3,579
Miscellaneous	1,419	-
Professional services - accounting	4,990	260
Professional services - app development	76,483	-
Professional services - consulting	179,398	17,176
Professional services - equipment	15,000	-
Professional services - legal	31,737	3,613
Rent - office	24,642	5,299
Salaries and wages	152,710	27,279
Supplies - office	8,877	514
Supplies - other	14,163	1,414
Taxes - payroll	6,097	3,344
Travel and entertainment	24,909	3,690
Total Operating Expenses	596,286	67,888
NET INCOME (LOSS)	$ (596,286)	$ (67,888)

See accompanying notes to financial statements

Cabaire LLC
Dba JackBe
Statement of Owner's Equity
For the years ended December 31, 2021 and 2020

	Common Stock	Preferred Stock	Additional Paid in Capital	Accumulated Deficit	Total
Balance at January 1, 2020	$ -	$ -	$ -	$ -	$ -
Stock issuance	200,000	-	-	-	200,000
Net loss	-	-	-	(67,888)	(67,888)
Balance at December 31, 2020	$ 200,000	$ -	$ -	$ (67,888)	$ 132,112
Stock issuance	1,757,996	-	-	-	1,757,996
Net loss	-	-	-	(596,286)	(596,286)
Balance at December 31, 2021	$ 1,957,996	$ -	$ -	$ (664,174)	$ 1,293,822

See accompanying notes to financial statements

Cabaire LLC
Dba JackBe
Statement of Cash Flows
For the years ended December 31, 2021 and 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$ (596,286)	$ (67,888)
Sale of common stock	1,757,996	200,000
Net Cash Provided (Used) by Financing Activities	1,757,996	200,000
Net Increase (Decrease) in Cash	1,161,710	132,112
CASH AT THE BEGINNING OF THE PERIOD	$ 132,112	-
CASH AT THE END OF THE PERIOD	$ 1,293,822	$ 132,112

See accompanying notes to financial statements

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Nature of Business

Cabaire LLC dba JackBe (the "Company"), headquartered in Edmond, Oklahoma, was formed in September 2020. The Company plans to earn revenue as a grocery retailer offering on-demand grocery ordering and pick-up services. The Company's customers will be located in the greater Oklahoma City area.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents consist primarily of cash in bank accounts.

The Company maintains operating accounts at financial institutions. Account balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At various times during the fiscal year, the Company's cash in bank balances may exceed the FDIC's insured limits. As of December 31, 2021, the Company had approximately $1,043,820 of deposits exceeding the FDIC insured limits. As of December 31, 2020, the Company had no deposits exceeding the FDIC insured limits.

Property and equipment

Property and equipment and leasehold improvements are carried at cost and depreciated on a straight-line basis over their estimated useful lives. Ordinary maintenance and repairs are charged to expense as incurred, while betterments and major expenditures that extend the physical or economic life of the property and equipment are capitalized. The Company capitalizes any related expenses over $5,000. When property and equipment are sold or otherwise disposed of, the cost of the asset and its related accumulated depreciation are relieved, and any gain or loss is included in operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred. Advertising costs incurred for the years ended December 31, 2021 and 2020 were $52,745 and $3,579, respectively.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, legal, consulting, and other miscellaneous expenses.

Income Taxes

The Company, a limited liability company, is not treated as a taxable entity for income tax reporting purposes and, as such, are not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements. However, limited events or interpretations of the Internal Revenue Code could result in contingent income tax obligations to the Company. The Company follows accounting guidance related to the accounting for uncertainty in income tax reporting which provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. At December 31, 2021 and 2020, no uncertain tax positions taken or expected to be taken have been identified by the Company. As of December 31, 2021 and 2020, the tax year ended December 31, 2020 is open to examination by taxing authorities.

New Accounting Pronouncements

On February 25, 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842).* The FASB is issuing this update to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the statement of financial position and disclosing key information about leasing arrangements. To meet that objective, the FASB is amending the FASB Accounting Standards Codification (ASC) and creating Topic 842, *Leases*. This update is the result of the FASB's and the International Accounting Standards Board's (IASB's) efforts to meet that objective and improve financial reporting. This pronouncement is effective for nonpublic business entities' fiscal years beginning after December 15, 2021.

The Company is currently evaluating the potential impact that the adoption of this standard will have on its financial position, results of operations, and related disclosures.

NOTE 3 – COMMITMENTS, CONTINGENCIES, AND COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 4 – LEASES

The Company entered into a new office space lease with PC Executive Services Inc., effective August 17, 2020. The term of this lease ran through August 31, 2021. The parties of the lease have the option to renew the lease in one-year increments. The lease was not renewed for another term.

On January 27, 2022, The Company entered into a new office space lease with 2529 S. Kelly, LLC, effective February 1, 2022. The term of this lease runs through February 29, 2024. The parties of the lease have the option to renew the lease for a period of 24 months commencing March 1, 2024 and ending February 28, 2026.

The future minimum lease payments for the years ending December 31 are as follows:

2022	23,279
2023	27,274
2024	4,568
Total	55,121

NOTE 5 – OWNER'S EQUITY

The Company has authorized 1,375,666 of common shares. 1,375,666 shares were issued and outstanding as of 2021 and 2020. The Company has three different classes of common shares: Founders, Friends & Family and Angel/Seed. The Founders class is entitled to one vote while the Friends & Family and Angel/Seed classes are considered non-voting shares.

NOTE 6 – RELATED PARTY TRANSACTIONS

One of the Company's common stockholder's serves as CEO of Dial-X Automated Equipment, Inc. During 2021, Dial-X performed research and development services to create a prototype of shelving units and carts. Total cost of services during the year aggregated approximately $31,765.

NOTE 7 – SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through September 22, 2022 the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

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